United States Securities and Exchange Commission
Washington D.C. 20549
Division Of Corporate Finance
Mr. Edwin Adames
Senior Staff Accountant

Date: February 23, 2009

Re: Global Entertainment Holdings, Inc(f/k/a LitFunding Corp.)
       10-KSB for Fiscal Year Ended December 31, 2007
        File No. 000-49679

Dear Mr.Adames,

We have completed our review of your comments provided to us in your letter dated January 8, 2009. Attached you will find our response letter and the referenced revised segments (as attachments) of the December 31, 2007 10-KSB which we hope will provide the appropriate detailed information for your further review and our compliance.

I look forward to working with you to insure that the company is in compliance with the applicable disclosure requirements.

Sincerely,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

1516 E. Tropicana Ave. s Suite 245 s Las Vegas, Nevada 89119   Tel: (702) 451-6297 Fax: 1-818-827-0900

Form 1Q-KSB/A for the Period Ended December 31.2007 General

1.
 We refer to your response to comment 1 and to the draft Explanatory Note filed as an attachment. In your next amendment to the Form IO-KSB please revise the note to describe the following factors, which also appear to be reasons for the amendment:

*    To include Managements' Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and your assessment and conclusion as to the effectiveness of the Company's internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, which were previously omitted from your Form 10-KSB; •    To revise the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response

The amendment has been revised to include Managements' Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and our assessment and conclusion as to the effectiveness of the Company's internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, which were previously omitted from our Form 10-KSB. The Principal Executive Officer and Principal Financial Officer certifications were revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

See Attachment; page 3

2.
We refer to your response to Comment 9 and to Form 8-K filed on December 11,2008 regarding the expected funding sources for the production of the film for which the Company sold its exclusive license rights to its Canadian affiliate.   Considering the funding to be provided by the National Bank of Canada has not been finalized, please amend the Form 10-Q for the period ended September 30, 2008 to eliminate the Investment for $150,000 related to the expected proceeds from, the sale of the exclusive licensing agreement to your Canadian affiliate.

• A discussion of management's failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB;

•    The specific nature of the additional material weaknesses in disclosure controls and procedures that contributed to the restatement of the financial statements for the year ended December 31,2007; and

•    Management's current plans for the remediation of these material weaknesses considering the restatement resulted in a 60% reduction of total assets as of December 31 2007 and a 517% increase in the net loss for the twelve-month period then ended.

Response

The amendment has been revised to include a  discussion of management's failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB; the specific nature of the additional material weaknesses in disclosure controls and procedures that contributed to the restatement of the financial statements for the year ended December 31,2007; and Management's current plans for the remediation of these material weaknesses.

See Attachment; page 11

Forrn1O-Q for the period ended September 30. 2008

3.
We refer to your response to Comment 9 and to Form 8-K filed on December 11,2008 regarding the expected funding sources for the production of the film for which the Company sold its exclusive license rights to its Canadian affiliate.   Considering the funding to be provided by the National Bank of Canada has not been finalized, please amend the Form 10-Q for the period ended September 30, 2008 to eliminate the Investment for $150,000 related to the expected proceeds from, the sale of the exclusive licensing agreement to your Canadian affiliate.

Response

The investment account has been reclassified to the Long Term Asset film Rights.

See Attachment; page 3,8,23 and 25
3

EXPLANATORY NOTE

Global Entertainment Holdings Inc. (the "Company") is hereby amending its filed Form 10-QSB for the quarter ended September 30, 2008. This amendment is being filed to restate the consolidated financial statements for the three and nine months ended September 30, 2008 to reclassify Other Long Term Assets by removing the Investment account in the Other assets section of the consolidated balance sheet by $150,350 and to include $150,350 in the consolidated balance sheet asset account Film Rights. The $150,350 is related to script development that is capitalized and is to be used to be invested in a movie production partnership as an equity investment. This investment was prematurely recorded as an investment in the companies third quarter ended September 30, 2008.

After discussions with key members of management it was determined the consolidated financial statements for the period ending September 30, 2008 should be restated to correct the reclassification of Long Term Assets.  The impact has been made on the financial statements on page 3, Item 3 (page 7),  and Note 1 (page 8).  As a result of this correction, management has revised its disclosures over controls and procedures in Part I, Item 4 to indicate there was a material weakness in internal controls during the third quarter of 2008 related to the review and reporting controls of Long Term Assets. Management has also disclosed its remediation plans over this material weakness in internal controls in Item 4.

The Company has also revised its Form 10-KSB:

•
To include Managements’ Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and the Company’s assessment and conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, which were previously omitted from our Form 10-KSB; and

•
To revise the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(v) of Item 601(b)(31) of Regulation S-K.

3

ITEM 1A.   FINANCIAL STATEMENTS

Global Entertainment Holdings Inc.
Consolidated Balance Sheet

	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$51	$2,558
Accounts receivable, net
Due from employees		25,315

Total current assets	51	28,773

Fixed assets, net	20,737	23,479
Total fixed assets	20,737	23,479

Other assets
Book Rights	1,864	1,864
TV Game / Reality Show	8,966	8,966
Film Rights	346,176	189,175
Movies	26,850	26,850
Website Software: Less Amortization	4,500	6,000
Other Assets	18,998	23,170
Security Deposits	500	15,976

Total other assets	408,204	256,025

Total assets	$428,992	$308,277

Liabilities and Stockholders' Equity

Liabilities not subject to compromise
Accounts payable	$69,824	$178,312
Accrued expenses	406,046	121,842
Deferred revenue		204,174
Notes payable	241,204	167,004
Investor participation obligations		699,500

Total current liabilities not subject to compromise	717,074	1,166,658

Liabilities subject to compromise

Debentures	40,000	40,000
Total liabilities subject to compromise	40,000	40,000

Total liabilities	757,074	1,206,658

Stockholders' equity:

Series B Convertible preferred stock, par value $0.001,
4,000,000 shares authorized, 3,990,314 shares issued and outstanding	3,990	3,990
Series C Convertible preferred stock par value $0.001
6,000,000 shares authorized, 6,000,000 outstanding	6,000

Common stock, $0.001 par value, 230,000,000 shares
authorized, 11,812,844 and 9,258,511 shares issued and
outstanding at September 30, 2008 and December 31, 2007, respectively	94,382	92,584
Shares authorized & unissued	24,700	17,500
Subscription Payable		-171,000

Additional paid-in capital	11,143,465	10,745,821
Additional paid-in capital Preferred A
Additional paid-in capital Preferred B	271,425	271,425
Accumulated (deficit)	(11,872,044))	(11,858,704))
	328,028))	(898,381))
	$428,992	$308,277

3

ITEM 8A.                                CONTROLS AND PROCEDURES

We conducted an evaluation, with the participation of   (Removed:) Morton Reed, our President & chief Executive Officer (through August 31, 2007) Gary Rasmussen, our current Chief Executive Officer, and Terry Gabby, our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, Messrs. Rasmussen and Gabby have concluded that as of December 31, 2007, our disclosure controls and procedures were not effective at the reasonable assurance level, primarily due to (1) our inability to timely file this report on Form 10-KSB within the time frame prescribed by the Securities and Exchange Commission; (2) management’s failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB..

In light of our inability to timely file this report, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

The Company had engaged the securities law firm of Trombly Business Law Center in Boston, MA, to assist us in preparing corporate documents, filing the required corporate documents with the appropriate regulatory agencies, both state and federal and reviewing the September 30, 2007 10-QSB during the third and fourth quarter of 2007.   Due to the lack of sufficient funding, the law firm was unwilling to continue providing services, and we were unable to maintain the engagement to utilize their assistance needed in preparing our Form 10KSB for the period ended December 31, 2007. We are pursuing various avenues of financing to sustain an accounting staff and the necessary outside support services to enhance timely filings of our reports. On June 27, 2008, the Company engaged an outside law firm to assist it in complying with applicable regulations.
(Removed)
Based upon these changes to our procedures and oversight, Mssrs Rasmussen, our chief Executive Officer and Gabby, our Financial officer now believe that the Company’s disclosure controls and procedures are now effective to a reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. With the company’s small size, limited resources and limited number of employees Management has determined that the company’s internal control system is impaired due to the lack of segregation of functions in the performance of management and accounting duties.

 Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of December 31, 2007, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. generally accepted accounting principles.  These material weaknesses in disclosure controls and procedures contributed to the restatement of financial statements for the year ended December 31, 2007 because, during a period of transition in management and business model, the Company did not have in place a management team with sufficient expertise or depth to properly test and categorize assets which were listed on the Balance Sheet.  For instance, “contingent advances” which were associated with the former business model of advancing funds to pursue litigation, were not sufficiently tested to determine the likelihood of collection.  Current management determined, in the course of an in depth analysis that the cost of collection far exceeded the amounts owed and that pursuit of judgments or collection of advances was nearly impossible

Management has abandoned its former business model and does not therefore believe that its current business, after taking into consideration its current controls and procedures could result in a reoccurrence of the material weaknesses which occurred with respect to the 2007 financial statements.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

11

EXPLANATORY NOTE

Global Entertainment Holdings Inc. (the "Company") is hereby amending its filed Form 10-QSB for the quarter ended September 30, 2008. This amendment is being filed to restate the consolidated financial statements for the three and nine months ended September 30, 2008 to reclassify Other Long Term Assets by removing the Investment account in the Other assets section of the consolidated balance sheet by $150,350 and to include $150,350 in the consolidated balance sheet asset account Film Rights. The $150,350 is related to script development that is capitalized and is to be used to be invested in a movie production partnership as an equity investment. This investment was prematurely recorded as an investment in the companies third quarter ended September 30, 2008.

After discussions with key members of management it was determined the consolidated financial statements for the period ending September 30, 2008 should be restated to correct the reclassification of Long Term Assets.  The impact has been made on the financial statements on page 3, Item 3 (page 7),  and Note 1 (page 8).  As a result of this correction, management has revised its disclosures over controls and procedures in Part I, Item 4 to indicate there was a material weakness in internal controls during the third quarter of 2008 related to the review and reporting controls of Long Term Assets. Management has also disclosed its remediation plans over this material weakness in internal controls in Item 4.

Long Term Assets
The Book, TV and Film Rights costs are recorded as assets as required by the AICPA Statement Of Position 00-2. The costs will be amortized using the individual film forecast computation method.

Global Universal Film Group, Inc., purchased the majority of the Books, TV and Movie Rights.  in January, 2006, for approximately $160,000. The total capitalized assets as of September 30, 2008 are $388,356.  The expenditures that are related to specific Film, TV or Book projects are capitalized as a long-term asset.  The capitalized costs will be amortized using the individual film forecast computation method as film revenues are obtained.

ITEM 4.  CONTROLS AND PROCEDURES (SEE NOTES)

The Company’s management under the supervision and with the participation of the Company’s Chief Executive Officer( the “CEO”) and Chief Financial Officer (the “CFO”), performed an evaluation of the effectiveness of the design, maintenance and operation of the Company’s disclosure controls and procedures of September 30, 2008. Based on the evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures are not effective. (Removed:) with regard to the reclassification of Long Term Assets . There has been a significant change in the Company’s internal controls with the addition of legal council for an outside review of disclosures and disclosure controls.   Their have been no other changes in the Company’s internal controls or in other factors that materially affected, or would reasonably be likely to materially affect the Company’s internal control over financial reporting.

Note 13

Restatement Quarterly Financial Information

As discussed in the notes to the quarterly consolidated financial statements, the Company has restated its previously issued quarterly financial statements for the quarter ended September 30, 2008 to reflect the reclassification of Long Term Assets.  The reclassification of Investment to film Rights.

The impact on the consolidated balance sheet ended September 30, 2008 is presented in this note 13  to the consolidated financial statement and presented below.

Consolidated Balance Sheet
As of September 30, 2008
Other Assets	As Previously Reported	Restatement Amount	As Restated
Film rights	196,176	150,350	346,526
Investments	150,350	(150,350)	0

Restatement for Correction of Error

As discussed in the notes to the quarterly consolidated financial statements, the Company has restated its previously issued quarterly financial statements for the quarter ended September 30, 2008 to reflect the reclassification of Long Term Assets.  The reclassification of Investment to film Rights.

The impact on the consolidated balance sheet ended September 30, 2008 is presented in this note 13  to the consolidated financial statement.

EXHIBIT 31.1                                           CERTIFICATIONS

I, Gary Rasmussen, certify that:

1.	I have reviewed this annual report on Form 10-KSBA of Global Entertainment Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15(d) – 15(f ) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting,or caused such control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: February___, 2009	By:	/s/ Gary Rasmussen
Title: Gary Rasmussen, Chief Executive Officer

EXHIBIT 31.2                                           CERTIFICATIONS

I, Terry Gabby, certify that:

1.	I have reviewed this annual report on Form 10-KSBA of Global Entertainment Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15(d) – 15(f) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

(d)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: February___, 2009	By:	/s/ Terry Gabby
Name Terry Gabby
Title Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Entertainment Holdings, Inc. a Nevada corporation (the "Company") on Form 10-KSBA for the year ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Gary Rasmussen, Chief Executive Officer of the Company, certifies to the best of his knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Global Entertainment Holdings, Inc., and will be retained by Global Entertainment Holdings, Inc., and furnished to the Securities and Exchange Commission or its staff upon request.

Date: February___, 2009	By:	/s/ Gary Rasmussen
Name Gary Rasmussen
Title Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Entertainment Holdings, Inc., a Nevada corporation (the "Company") on Form 10-KSBA for the year ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Terry Gabby, Chief Financial Officer of the Company, certifies to the best of his knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Global Entertainment Holdings, Inc., and will be retained by Global Entertainment Holdings, Inc., and furnished to the Securities and Exchange Commission or its staff upon request.

Date : February___, 2009	By:	/s/ Terry Gabby
Name Terry Gabby
Title Chief Financial Officer